FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                November 12, 2003
               For the nine months period ended September 30, 2003

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - September 30, 2002 and 2003
2. Consolidated Statements of Income for the nine months ended September 30, 2002 and 2003
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2002 and 2003
4. Selected Historical Financial and Other Data - 3Q2002, 3Q2003, nine months ended September 30, 2002 and 2003
5. Signatures

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                            September 30,
                                                         -------------------
                                                           2002       2003
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                108,000     200,369

Available for sale marketable securities                  10,773           -

Accounts receivable, net                                  47,602      42,466

Revenue-earning vehicles, net                            200,134     209,725

Deferred income tax and social contribution                3,235       1,619

Other                                                     18,932      21,855
                                                         -------     -------
                                                         388,676     476,034
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                             98,656      91,630

Escrow deposits                                           21,921      22,413

Deferred income tax and social contribution               41,818      13,741

Other                                                      2,306       1,658
                                                         -------     -------
                                                         164,701     129,442
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               14,417      16,768
                                                         -------     -------

GOODWILL                                                   4,704       4,704
                                                         -------     -------

Total assets                                             572,498     626,948
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                           September 30,
                                                        --------------------
                                                          2002        2003
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                        8,213       7,169

Interest payable on long-term debt                        14,669      11,010

Accounts payable                                          12,032      12,551

Payroll and related charges                                8,087       9,593

Income tax and social contribution                        16,461      21,561

Taxes, other than on income                                  999       1,449

Deferred income tax and social contribution                6,984       7,423

Advances from customers                                      703       1,482

Other                                                        730         865
                                                          ------      ------
                                                          68,878      73,103
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           287,833     216,039

Unrealized loss on derivatives                            13,450      15,731

Reserve for contingencies                                 37,256      44,285

Deferred income and social contribution taxes              9,259      11,677

Other                                                      1,558       1,795
                                                         -------     -------
                                                         349,356     289,527
                                                         -------     -------

MINORITY INTEREST:                                           124          54
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            122,923     135,723

Accumulated earnings                                      32,934     128,541

Cumulative other comprehensive income (loss)              (1,717)          -
                                                         -------     -------
                                                         154,140     264,264
                                                         -------     -------
Total liabilities and shareholders' equity               572,498     626,948
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                       Nine months ended
                                                          September 30,
                                                    -------------------------
                                                         2002         2003
                                                       --------     -------
NET REVENUES:


Car  rental                                             118,952     113,685

Fleet management                                         88,971      90,556

Franchising                                               3,723       4,015

Used car sales                                          144,286     181,635
                                                        -------     -------
  Total net revenues                                    355,932     389,891
                                                        -------     -------

EXPENSES AND COSTS:

Direct operating                                        (66,746)    (67,502)

Cost of used car sales                                 (116,389)   (148,548)

Taxes on revenues                                       (14,258)    (13,486)

Selling, general, administrative and other              (43,535)    (45,841)

Depreciation of vehicles                                (24,225)    (29,766)

Other depreciation and amortization                      (2,440)     (2,822)
                                                       --------    --------
  Total operating expenses and costs                   (267,593)   (307,965)
                                                       --------    --------

Operating income                                         88,339      81,926

FINANCIAL (EXPENSE) INCOME, NET                        (110,684)     43,343

OTHER NONOPERATING (EXPENSE) INCOME, NET                    (82)         84
                                                        -------     -------

Income before taxes and minority interest               (22,427)    125,353
                                                        -------     -------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (16,478)    (21,560)
  Deferred                                               24,137     (21,272)
                                                         ------     -------
                                                          7,659     (42,832)
                                                         ------     -------

Income before minority interest                         (14,768)     82,521

MINORITY INTEREST                                           (82)       (104)
                                                         ------      ------

Net income                                              (14,850)     82,417
                                                         ======      ======
OTHER COMPREHENSIVE INCOME (LOSS):
  Total change in market value of marketable securities  (1,917)        257
  Reclassification adjustment of realized gains          (1,123)        463
                                                          -----      ------
  Unrealized (losses) gains on marketable securities     (3,040)        720
                                                          -----      ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                          937        (245)
                                                         ------      ------
  Other comprehensive income (loss)                      (2,103)        475
                                                         ------      ------
         Comprehensive income                           (16,953)     82,892
                                                         ======      ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                         Nine months ended September 30,
                                         -------------------------------
                                              2002            2003
                                             ------          ------
      NET REVENUES:

      Car rental                            118,952         113,685

      Fleet management                       88,971          90,556

      Franchising                             3,723           4,015

      Used car sales                        144,286         181,635
                                            -------         -------
                                            355,932         389,891
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                           (11,861)        (10,033)

      Fleet management                      (12,364)        (19,733)

      Other                                  (2,440)         (2,822)
                                             ------          ------
                                            (26,665)        (32,588)
                                             ------          ------


      OPERATING INCOME:

      Car  rental                            38,894          34,345

      Fleet management                       43,937          38,108

      Franchising                             1,658           2,040

      Used car sales                         14,515          19,161

      Corporate expenses                     (8,225)         (8,906)

      Other depreciation and amortization    (2,440)         (2,822)
                                             ------          ------
                                             88,339          81,926
                                             ------          ------


      OPERATING MARGIN:

      Car  rental                             32.7%           30.2%

      Fleet management                        49.4%           42.1%

      Franchising                             44.5%           50.8%

      Used car sales                          10.1%           10.5%

      Total                                   24.8%           21.0%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                 Nine months   Nine months
                                                                                    ended         ended
                                                                                  September     September
                                                         3 Q 2002     3 Q 2003      2002           2003
                                                         --------     --------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               40,900       35,564      118,952      113,685
  Fleet management                                         29,400       32,885       88,971       90,556
                                                          -------      -------      -------      -------
    Total vehicle rental                                   70,300       68,449      207,923      204,241

  Used car sales                                           47,277       63,914      144,286      181,635
  Franchising                                               1,376        1,316        3,723        4,015
                                                          -------      -------      -------      -------
Total net revenues                                        118,953      133,679      355,932      389,891
                                                          -------      -------      -------      -------
Direct operating costs and expenses:
  Car rental                                              (13,785)     (14,656)     (41,312)     (44,100)
  Fleet management                                         (7,962)      (7,232)     (23,539)     (21,628)
                                                          -------      -------      -------      -------
    Total vehicle rental                                  (21,747)     (21,888)     (64,851)     (65,728)

  Cost of used car sales                                  (39,500)     (52,518)    (116,389)    (148,548)

  Franchising                                                (800)        (748)      (1,895)      (1,774)

  Taxes on revenues                                        (4,823)      (3,689)     (14,258)     (13,486)
                                                          -------      -------      -------      -------
Total direct operating costs and expenses                 (66,870)     (78,843)    (197,393)    (229,536)
                                                          -------      -------      -------      -------
Gross profit                                               52,083       54,836      158,539      160,355

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (6,082)      (5,159)     (17,191)     (16,548)
    Fleet management                                       (1,740)      (2,235)      (5,166)      (6,840)
    Used car sales                                         (4,349)      (4,635)     (12,911)     (13,512)
    Franchising                                               (25)         (15)         (42)         (35)
                                                           ------       ------       ------       ------
      Total adverstising, promotion and selling           (12,196)     (12,044)     (35,310)     (36,935)

  General and administrative expenses                      (2,673)      (2,942)      (8,196)      (8,837)
  Other                                                         3          (25)         (29)         (69)
                                                           ------       ------       ------       ------
Total selling, general, administrative and other expenses (14,866)     (15,011)     (43,535)     (45,841)
                                                           ------       ------       ------       ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (5,325)      (1,385)     (11,861)     (10,033)
    Fleet management                                       (6,805)      (8,374)     (12,364)     (19,733)
                                                           ------       ------       ------      -------
     Total vehicle depreciation expenses                  (12,130)      (9,759)     (24,225)     (29,766)
  Non-Vehicle depreciation and amortization expenses         (874)        (962)      (2,440)      (2,822)
                                                           ------       ------       ------      -------
Total depreciation and amortization expenses              (13,004)     (10,721)     (26,665)     (32,588)
                                                           ------       ------       ------       ------
Operating income                                           24,213       29,104       88,339       81,926
                                                           ------       ------       ------       ------
Financial Interest:
   Expense                                                 (5,213)      (7,328)     (20,484)     (22,586)
   Income                                                   2,113       11,174       11,446       27,281
   Taxes on financial revenues                               (338)        (519)      (1,093)      (1,421)
   Monetary variation and exchange loss                   (80,321)      (3,840)    (119,874)      44,715
   Monetary variation and exchange gain                     3,628           (3)       5,444         (483)
   Realized gains (losses)on sale of marketable securities    212            -        1,123         (463)
   Unrealized gains (losses) on derivatives                11,981        4,622       12,754       (3,700)
                                                           ------       ------      -------       ------
      Financial interest (expense) income, net            (67,938)       4,106     (110,684)      43,343
                                                           ------       ------      -------       ------
Nonoperating (expense) income, net                            (15)          62          (82)          84
                                                           ------       ------      -------      -------
Income before taxes and minority interest                 (43,740)      33,272      (22,427)     125,353

Income tax and social contribution                         14,996      (11,286)       7,659      (42,832)
Minority interest                                             (25)         (27)         (82)        (104)
                                                           ------       ------       ------       ------
Net income                                                (28,769)      21,959      (14,850)      82,417
                                                           ======       ======       ======       ======
OTHER COMPREHENSIVE INCOME (LOSS)                          (1,166)           -       (2,103)         475
                                                           ------       ------       ------       ------
Comprehensive income                                      (29,935)      21,959      (16,953)      82,892
                                                           ======       ======       ======       ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                Nine months   Nine months
                                                                                   ended         ended
                                                                                 September     September
STATEMENT OF OPERATIONS DATA                             3 Q 2002    3 Q 2003      2002            2003
                                                         --------    --------    ----------   -----------
OTHER DATA :

EBITDA                                                     37,217      39,825      115,004       114,514

Vehicle Depreciation Expense                              (12,130)     (9,759)     (24,225)      (29,766)
                                                          -------      ------      -------       -------
Adjusted EBITDA                                            25,087      30,066       90,779        84,748
                                                          =======      ======      =======       =======


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                  Nine months   Nine months
                                                                                     ended         ended
                                                                                   September     September
SELECTED OPERATING DATA:                                 3 Q 2002    3 Q 2003        2002            2003
                                                         --------    --------     -----------   -----------

Fleet at the end of period:
   Car Rental                                               9,688       7,981         9,688        7,981
   Fleet Management                                        10,718       9,321        10,718        9,321
                                                           ------      ------        ------       ------
     Total                                                 20,406      17,302        20,406       17,302
                                                           ------      ------        ------       ------

Average Operating Fleet Age (months)
  Car Rental                                                  7.1         6.4           7.1          6.5
  Fleet Management                                           19.2        21.8          18.5         21.8
Average Operating Fleet Age (months)                         13.8        15.0          13.4         14.9

Number of Rental Days:
  Car Rental                                              575,784     418,835     1,658,825    1,369,144
  (-)Rental Days to Total Fleet's replacement service      (9,107)     (5,868)      (25,279)     (20,255)
                                                         --------    --------     ---------    ---------
     Total                                                566,677     412,967     1,633,546    1,348,889
  Fleet Management                                        922,710     761,370     2,832,030    2,375,880

Utilization Rates:
  Car Rental                                               71.45%      65.10%        67.47%       62.10%
  Fleet Management                                         99.45%      96.07%        98.88%       95.05%

Numbers of Cars Purchased:
  Car Rental                                                1,939       1,040         4,195        3,948
  Fleet Management                                            618         845         1,924        1,935
                                                            -----       -----         -----        -----
     Total                                                  2,557       1,885         6,119        5,883
                                                            -----       -----         -----        -----

Average Purchase Price                                      17.25       27.99         17.66        22.30

Total Investment in Fleet                                44,099.5    52,759.1     108,089.1    131,164.5


Numbers of Cars Sold:
  Car Rental                                                2,162       2,747         6,414        8,349
  Fleet Management                                          1,364       1,058         3,763        3,032
                                                            -----       -----        ------       ------
     Total                                                  3,526       3,805        10,177       11,381
                                                            -----       -----        ------       ------

Average Car Price                                           13.06       16.39         13.72        15.57

Depreciation per operating car...(R$)                     2,544.6     2,470.9       1,646.8      2,289.6

Average Annual Revenue per operating car....(R$)
  Car Rental                                             18,526.0    20,177.1      17,659.1     19,030.2
  Fleet Management                                       11,334.2    14,874.6      10,944.4     12,958.7

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    72.18       86.12         72.82        84.28
  Fleet Management                                          31.66       43.01         30.75        37.87

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: November 12, 2003